Exhibit 99.1

PSYENCE BIOMEDICAL LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

IN RESPECT OF THE SPECIAL MEETING OF SHAREHOLDERS OF PSYENCE BIOMEDICAL LTD. TO BE HELD ON APRIL 16, 2025

Dated as of March 31, 2025

Neither the Nasdaq Stock Market LLC nor any securities commission has in any way passed upon the merits of the shareholder proposals described herein and any representation to the contrary is an offence.

Dear Shareholders:

The directors of Psyence Biomedical Ltd. (“Psyence,” “ the “Company,” “we,” “us,” or “our”) cordially invite you to attend a special meeting (the “Meeting”) of the shareholders of Psyence (the “Shareholders”) to be held in person at the offices of WeirFoulds LLP, 66 Wellington Street West, Suite 4100, Toronto, Ontario, Canada M5K 1B7, on Wednesday, April 16, 2025 at 9:00 a.m. (Eastern Time).

At the Meeting, you will be asked to consider and, if deemed appropriate, to pass, the following:

1.	a special resolution approving the proposed consolidation of the common shares of the Corporation;

The foregoing resolutions are referred to herein as the “Resolutions”.

The Board of Directors of the Corporation unanimously recommends that Shareholders vote in favor of the Resolutions at the Meeting for the reasons set out in this Circular. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisors.

We hope that we will have the opportunity to welcome you to this year’s Meeting.

Sincerely,

/s/ Dr. Neil Maresky
Neil Maresky
Chief Executive Officer & Director

MANAGEMENT INFORMATION CIRCULAR
SPECIAL MEETING OF SHAREHOLDERS

Dated March 31, 2025, except where otherwise noted.

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Psyence Biomedical Ltd. (“Psyence,” the “Corporation,” “we,” “us,” or “our”) for use at the special meeting (the “Meeting”) of shareholders (the “Shareholders”) to be held on Wednesday, April 16, 2025 at the offices of WeirFoulds LLP, 66 Wellington Street West, Suite 4100, Toronto, Ontario, Canada M5K 1B7, on Wednesday, April 16, 2025 at 9:00 a.m. (Eastern Time), and at any adjournment(s) thereof. Solicitation of proxies will be primarily by mail and by our proxy solicitor Advantage Proxy, but may also be carried out by directors, officers, employees or agents of the Corporation personally, in writing, by telephone or by fax. All costs thereof will be borne by the Corporation.

Management of the Corporation has therefore prepared this Circular and has sent it to those shareholders who are entitled to receive a notice of the Meeting.

Cautionary Note Regarding Forward Looking Statements and Risk Factors

Certain statements contained in this proxy circular, including statements regarding the proposed stock split, its anticipated benefits, effects on the Corporation’s share price and trading liquidity, and other expectations may be considered forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to, market conditions, regulatory approvals, and shareholder approval of the stock split. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Corporation undertakes no obligation to update any forward-looking statements, except as required by law.

Shareholders should consider the risk factors set forth in the Corporations public filings, including, but not limited to, its most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and available on EDGAR at www.sec.gov, as well as any updates to such risk factors contained in subsequent filings. The risks described therein, as well as other risks and uncertainties, could materially affect the company’s business, financial condition, or results of operations.

Shareholders Entitled to Vote

Registered shareholders (“Registered Shareholders”) as at the close of business on March 17, 2025 (the “Record Date”), or the person or persons they appoint as their proxies, are entitled to attend and vote on all matters that may properly come before the Meeting in respect of which their vote is required. Each Shareholder of record at the close of business on the Record Date will be entitled to one vote for each common share of the Corporation, no par value (“Common Share”) held with respect to all matters proposed to come before the Meeting, or any adjournment or postponement thereof, and requiring a vote by Shareholders.

Registered Shareholders are entitled to vote at the Meeting, or any adjournment or postponement thereof, either in person or by proxy. Voting by proxy means that you are giving the person or persons named on your proxy form (your proxyholder) the authority to vote your Common Shares for you at the Meeting or any adjournment(s) or postponement(s) thereof.

Appointment of Proxies and Revocation of Proxies

The individuals named in the enclosed form of proxy will represent management of the Corporation at the Meeting. A Shareholder has the right to appoint a person or company (who need not be a Shareholder), other than the persons designated in the accompanying form of proxy, to represent the Shareholder at the Meeting. Such rights may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Continental Stock Transfer and Trust Co., 1 State Street 30th Floor, New York, NY 10004 (“CST”) by 11:59 P.M. (New York time) on April 15, 2025 or, if the Meeting is adjourned or postponed, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting. A proxy should be executed by the registered Shareholder or its attorney-in-fact duly authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized. Failure to properly complete or deposit a proxy may result in its invalidation.

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Registered Shareholder who has given a proxy attends the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by an instrument in writing executed in the same manner as a proxy and deposited to the attention of the Chief Financial Officer of the Corporation at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A Registered Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

If you are not a Registered Shareholder, please refer to the section below entitled “Advice to Beneficial Holders of Common Shares”.

Advice to Beneficial Shareholders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name and thus are considered non-registered Shareholders (referred to as “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to Shareholders by a broker then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker or another similar entity (an “Intermediary”). Common Shares held in the name of an Intermediary can only be voted by the Intermediary (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.

If you are a Beneficial Shareholder:

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which instructions should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a form of proxy provided by the Corporation. The voting instruction form will name the same persons as the Corporation’s form of proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Corporation), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting — the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and return the same to their Intermediary in accordance with the instructions provided by their Intermediary well in advance of the Meeting.

Non-registered holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “non-objecting beneficial owners”. Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as “objecting beneficial owners” (“OBOs”).

This Circular and applicable proxy-related materials are being sent directly to non-objecting beneficial owners. The Corporation does not intend to pay for Intermediaries to deliver the Meeting materials. As a result, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.

Interest of Certain Persons or Companies in Matters to Be Acted Upon

Other than as described herein, the Corporation is not aware of: (i) any person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year; (ii) a nominee for election as a director of the Corporation at the Meeting; or (iii) any associate or affiliate of any such director or executive officer or nominee, who has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Use of Discretionary Power Conferred By the Proxies

Common Shares represented by proxies in favor of management nominees will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted FOR all matters proposed by management at the Meeting. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the notice with respect to this Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his judgment may determine. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders of Voting Securities

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As at the date hereof, 4,527,128 Common Shares without par value are issued and outstanding. Each Common Share carries the right to one vote at any ballot taken at any meeting of the shareholders. Only shareholders of record of the Corporation at the close of business on the Record Date or their duly authorized agents are entitled to attend and vote at the Meeting.

The following table sets forth information regarding the beneficial ownership of Common Shares on the date of this Circular, based on information obtained from the persons named below, by:

●	each person known by Psyence to be the beneficial owner of more than 5% of the outstanding Common Shares;

●	each of Psyence’s executive officers and directors; and

●	all of Psyence’s executive officers and directors as a group.

Unless otherwise indicated, Psyence believes that all persons named in the tables below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Common Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Common Shares as to which the holder has sole or shared voting power or investment power and also any Common Shares which the holder has the right to acquire within 60 days of the date of this Circular through the exercise of any option, warrant, convertible security or other right.

Name of Beneficial Owner(1)	Number of Company Common Shares %	% of Company Common Shares
5% Holders
Psyence Group Inc	678,722	14.99%
Directors and Executive Officers	—	—
Dr. Neil Maresky	—	—
Warwick Corden-Lloyd	—	—
Jody Aufrichtig	—	—
Marc Balkin	—	—
Christopher (Chris) Bull	—	—
Dr. Seth Feuerstein	—	—
All Directors and Executive Officers as a group (six individuals)	—	—

Notes:

(1)	Unless otherwise noted, the business address of each of those listed in the table above is 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario M5H 2K1.

The Business Combination

On January 25, 2024 (the “Closing Date”), the Corporation consummated the transactions contemplated by that certain Amended and Restated Business Combination Agreement, dated as of July 31, 2023 (as amended, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”), by and among the Corporation, Newcourt Acquisition Corp. (“NCAC”), Newcourt SPAC Sponsor LLC (the “Sponsor”), Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“PGI”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of the Company (“Merger Sub”), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Psyence Biomed Corp.”), and Psyence Biomed II Corp. (“Biomed II”). Pursuant to the Business Combination, at the effective time of the merger (the “Effective Time”) (i) PGI contributed Biomed II to the Corporation in a share for share exchange (the “Company Exchange”), (ii) following the Company Exchange, Merger Sub merged with and into NCAC (the “Merger”), with NCAC being the surviving company in the Merger, and each outstanding ordinary share of NCAC was converted into the right to receive one Common Share of the Corporation, and (iii) each outstanding warrant to purchase NCAC Class A Ordinary Shares was converted into a warrant to acquire one Common Share on substantially the same terms as were in effect immediately prior to the Closing Date under their terms.

Currency

All references to dollars or $ are in U.S. dollars unless otherwise noted.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Consolidation

The Corporation seeks Shareholder approval at the Meeting for a special resolution to consolidate all of the issued and outstanding Common Shares (the “Consolidation”) on the basis of one post-Consolidation Common Share for approximately every fifty (50) pre-Consolidation Common Shares, or a ratio that is less at the discretion of the Board of Directors of the Corporation (the “Board”), with the Consolidation to be implemented by the Board at any time prior to the next annual meeting of the Shareholders (the “Consolidation Resolution”). On completion of the Consolidation, on an approximately 50:1 basis, the 4,527,128 Common Shares that are currently issued and outstanding would be consolidated into approximately 90,543 post-Consolidation Common Shares.

The Consolidation remains subject to all required regulatory approvals.

Reasons for the Consolidation

Management of the Corporation expects that the Consolidation will provide flexibility in the capital structure of the Corporation in order to facilitate raising capital in the future while keeping the Corporation’s capital structure manageable. Additionally, the Consolidation is being undertaken to comply with the minimum bid price requirement set forth by The Nasdaq Stock Market LLC (“Nasdaq”). Maintaining compliance with Nasdaq’s continued listing standards is critical to ensuring the Corporation retains access to the benefits of being listed on a major U.S. stock exchange, including increased visibility, liquidity, and access to capital markets. If the Consolidation is not approved and the Common Stock continues to trade below the Minimum Bid Price Requirement, we may be subject to delisting by Nasdaq.

Effect of Consolidation

If approved and implemented, the Consolidation will occur simultaneously for all of the Corporation’s issued and outstanding Common Shares.

No fractional Common Shares of the Corporation will be issued as a result of the Consolidation. Instead, any fractional Common Shares will be rounded down to the nearest whole share if the fraction is less than one-half of a share and rounded up to the nearest whole share if the fraction is at least one-half of a share. Fractional shares will be rounded at the level of the registered holder of Common Shares (e.g., CDS or its participants), and not at the level of individual beneficial shareholders.

The implementation of the Consolidation would not affect the total shareholders’ equity of the Corporation or any components of shareholders’ equity as reflected on the Corporation’s financial statements except to change the number of issued and outstanding Common Shares to reflect the Consolidation.

Effect on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including under outstanding options, warrants, rights, and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, on the same basis as the consolidation of the Common Shares.

Certain Risks Associated with the Consolidation

There can be no assurance that the total market capitalization of the Corporation (the aggregate value of all Common Shares at the market price then in effect) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. There can also be no assurance that the Consolidation will lead to compliance with Nasdaq’s Continued Listing Rules, including the Minimum Bid Price Requirement.

Implementation

The Consolidation Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation without further approval of the Shareholders of the Corporation. The Board is authorized to revoke the Consolidation Resolution in its sole discretion without further approval of the Shareholders of the Corporation at any time prior to implementation of the Consolidation.

If the Consolidation Resolution does proceed, registered holders of Common Shares should complete the letter of transmittal accompanying this Circular providing instructions with respect to exchanging their certificates representing pre-Consolidation Common shares for post-Consolidation Common Shares. The Corporation will issue a news release after the Meeting to advise of the results of the Meeting and, if appropriate, the expected timing for the commencement of trading of the post-Consolidation Common Shares on Nasdaq.

Shareholder Approval

In accordance with the Business Corporations Act (Ontario), the resolution approving the Consolidation must be approved by a majority of not less than sixty-six and two-thirds percent (662∕3%) of the votes cast by the Shareholders represented at the Meeting in person or by proxy.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve and authorize the following resolutions in respect of the Consolidation:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT the Board be authorized, subject to approval of the applicable regulatory authorities, to take such actions as are necessary to consolidate, at any time following the date of this resolution but -

(a)	prior to the next annual meeting of shareholders of the Corporation, all of the issued and outstanding Common Shares on the basis that approximately fifty (50) pre-consolidation Common Shares be consolidated into one (1) post-consolidation Common Share, or a ratio that is less at the discretion of the Board;

(b)	despite the foregoing authorization, the Board may, at its absolute discretion, determine when such consolidation will take place and may further, at its discretion, determine not to effect such consolidation of all of the issued and outstanding Common Shares, in each case without requirement for further approval, ratification or confirmation by the Shareholders;

(c)	notwithstanding the foregoing, the Board is hereby authorized, without further approval of or notice to the Shareholders, to revoke this special resolution at any time before it is acted upon; and

(d)	any one or more directors and officers of the Corporation be authorized to perform all such acts, deeds and things and execute all such documents and other writings, as may be required to give effect to this special resolution.”

The foregoing special resolution permits the Board, without further approval by the Shareholders, to proceed with the Consolidation Resolution at any time following the date of this Meeting but prior to the next annual meeting of the Shareholders. Alternatively, the Board may choose not to proceed with the Consolidation Resolution if the Board, in its discretion, deems that it is no longer desirable to do so.

For corporate law purposes, the share consolidation will become effective on the date the articles of amendment are filed with the relevant corporate registry. However, shareholders should be aware that trading of the post-consolidated shares under the new CUSIP will not commence until a later date, as determined by Nasdaq and relevant market participants. As a result, there may be a temporary period where shares continue to trade under the pre-consolidation CUSIP, even though the consolidation has legally taken effect. Shareholders are encouraged to check with their brokers for further details on the timing of the transition.

Common Shares represented by proxies in favor of management nominees will be voted FOR the approval of the Consolidation Resolution as set out above, unless a Shareholder has specified in his, her or its proxy that his, her or its Common Shares are to be voted against the special resolution approving the Consolidation Resolution.

Effective Date

Subject to applicable regulatory requirements, the Consolidation Resolution will be effective on the date on which articles of amendment of the Corporation are filed with and certified by the Ministry.

If the Consolidation is approved, no further action on the part of the Shareholders will be required in order for the Board to implement the Consolidation.

Other Matters to Be Acted Upon

As of the date of this Circular, management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

APPROVAL OF DIRECTORS

The contents and sending of this Information Circular to the Shareholders of the Corporation have been approved by the Board.

DATED at Toronto, Ontario as of the 31st day of March 2025.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Dr. Neil Maresky
Neil Maresky
Chief Executive Officer & Director